UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                                     ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                                MIAD Systems Ltd.
   --------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


             Canada                                        N/A
--------------------------------            ------------------------------------
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

43 Riviera Drive, Unit 7, Markham, Ontario, Canada                    L3R 5J6
--------------------------------------------------                    -------
         (Address of principal executive offices)                     (Zip Code)


                           Issuer's telephone number:
                           --------------------------
                                (905) 479 - 0214

       Securities to be registered pursuant to Section 12 (b) of the Act:
       ------------------------------------------------------------------
                                      None


        Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock, no par value
                           --------------------------
                                (Title of Class)

 ITEM 1. DESCRIPTION OF BUSINESS

(A)      BUSINESS DEVELOPMENT

         Our company, MIAD Systems Ltd., is a Canadian company. We were formed in March 1993 and began operating our business at that same time. Our management has been substantially the same since we began business. We are located in the Toronto, Ontario, Canada area and we are an established full-line supplier of business computer systems, maintenance, installation and networking services. We provide these goods and services to our major clients who are primarily engaged in the corporate, institutional and education fields.

(B)      BUSINESS OF THE ISSUER

         PRINCIPAL PRODUCTS AND SERVICES AND THEIR MARKETS.

         MIAD Product Strategy
         ---------------------

         MIAD's product strategy consists of combining, in Canada, the disparate strategies adopted by the major computer system vendors in the United States for sales to the large corporate and institutional markets. MIAD does not sell to individuals. It only sells to corporate and institutional clients typically as part of their computer networks.

         MIAD offers its customers both custom assembled and mass produced systems. Mass produced systems which have predetermined features are sold to customers through MIAD as an authorized reseller of the manufacturer (also known as a "business partner" or "solutions partner" in the industry). Custom assembly systems with features ordered by the customer are assembled by MIAD and sold by MIAD directly to the customer.

         MIAD's material revenue streams are comprised of the following:

         1) Reselling of major brands. MIAD has formed strategic partnerships with the major systems vendors such as IBM, Compaq, Toshiba and Hewlett-Packard by becoming qualified/authorized to resell their pre-configured products to MIAD's existing and prospective customers.

         2) MIAD custom assembly. For clients who require a custom configured system with their choice of features and peripherals, MIAD has the capabilities and, has been selling and assembling the MIAD ULTRA (R) system to meet these unique requirements. MIAD does not use refurbished or used products in its ULTRA (R) system or any of its other products.

         MIAD Services Strategy
         ----------------------

         In addition to servicing its ULTRA (R) system, MIAD has been continuously upgrading the skills of its technical staff in order to qualify as an authorized service provider to provide maintenance and related services for the systems and equipment it sells as an authorized reseller. Currently, its service business generates less than 4% of its total revenues.

         MIAD Sales Strategy
         -------------------

         MIAD has hired experienced computer industry veterans who can, early in a sales cycle, understand and review the business application that the prospect is attempting to solve through automation. The MIAD representative, based on experience, can recommend the appropriate product (whether from IBM, Compaq, MIAD, etc.) and the appropriate model/features, as well as the services of installation/maintenance-depot or on-site that are best suited to meet the customer's requirements.

         As industry trends change in Canada (as they do in the US), MIAD's product recommendations for product mix also changes. In fiscal 1998, MIAD's revenues from the ULTRA(R) line accounted for more than 60% of its total revenue. In 1999, it accounted for 45% of total revenue and in the 2000 fiscal year it accounted for 25% of total revenue. This trend is partially due to the fact that the pricing differential between the major brands (IBM, Compaq, etc) and the custom vendors (Dell and Gateway), which had been significant, is narrowing at a very rapid rate. This was especially true in the fourth quarter of calendar 2000 due to the unexpected and dramatic decline in demand for computer systems.

         Because MIAD has the capabilities and appropriate authorizations from major vendors to act as a reseller of its products, it can offer customers a choice between major brand and custom assembly. MIAD can provide the best product solution as industry, market and economic trends change. MIAD continues to expand the availability of services that it can provide its customers (maintenance on-site and depot, installation, etc.) for more and more vendors as well as new service offerings such as the Ingram technical training and e-commerce consulting that became available in 2001.

         We do not sell products to individual end-users. Our corporate and institutional clients are representative of our client base. We have many well-recognized companies as our clients. These clients include Yamaha Motor Company of Canada, Lexmark Canada, Magna International, Royal Bank of Canada, and Estee Lauder Cosmetics Canada Ltd. as well as clients in the educational market in Canada. These clients include private schools and community colleges in Ontario: Upper Canada College, Sterling Hall School, Bishop Strachan School, Lambton College and Durham College among others.

(C)      INDUSTRY AND MARKET OVERVIEW

         In 1999, the Canadian Gross Domestic Product (GDP) increased at a 4.1% rate with the Information Technology ("IT") industry contributing 17.8% of the GDP growth. The U.S. Department of Commerce states that the U.S. and Canada rank the highest in the world with 37% of their respective populations having access to the electronic economy via the Internet.

         The Canadian IT industry is key to the economic health of Canada, enabling business to be more efficient and effective and helping consumers reap the benefits of the on-going advances in communications and computing. No other force has, in recent years, influenced the future of Canada's economy as information technology according to "Industry Canada", a report published by the Canada Department of Industry. Canadian IT revenue continues to grow at 6% per annum and employment at 10% per annum. Canada, in general, is one of the world leaders in technology development and technology implementation as reported in Industry Canada.

         MIAD acts as a solutions partner for our clients by working with them to analyze and then provide to them, either directly or through our associates, the goods and services that they need to compete effectively in the marketplace. Our clients require that we understand their business, their marketplace and what drives their decisions. MIAD works with clients to review their business requirements, understand technology and recommend the solutions which are best suited to their needs. Our team members have extensive industry and technology knowledge and expertise. Additionally, we work with selected computer companies to provide the best solutions for our clients.

         In January 2001, MIAD was awarded the Year 2000 Sales Excellence Award by Ingram Micro Canada, Inc., Canada's largest computer distributor firm. The award recognized MIAD as the top 3Com reseller at Ingram Micro Canada among its 33,000 resellers in Canada.

         We have successfully implemented our "just-in-time" purchasing and "build-to- order" model for our private label MIAD ULTRA(R) line of business computers. This concept is based on the successful model originated by Dell and Gateway in the United States. We believe that the significant market penetration by Dell and Gateway in the U.S. is an indicator of the market potential for our "build-to-order" model in Canada.

          In addition, in order to supply the quality business solutions required by our clients, we have added, to our "build-to-order" model, the qualifications for:

         o partnering and authorized reselling of Compaq, Hewlett-Packard, Toshiba and IBM systems for clients who require higher-end servers
         o        networking design and installation
         o        national warranty exchange program
         o on-site warranty and maintenance repair for the MIAD ULTRA(R) line, as an authorized Compaq Service Center and as an authorized IBM Service Center.

         We expect that our growth will be generated by additional sales to existing and new clients in the normal course of our business and possibly by acquisitions of companies in our same industry. This growth through additional sales to existing clients is frequently referred to as "organic growth". We expect our organic growth to be accomplished in two ways:

         1) continued top-level service to existing clients in order to be uniquely positioned for their on-going systems and services acquisitions, and

         2) intensify penetration in the four specific major market segments where we already have a presence which include major corporate accounts, institutional, POS for restaurant and hospitality industry and educational.

         We intend to continue to build our presence as a supplier of IT solutions in Canada as a reseller of products through our major vendors and the custom assembly of our own proprietary computer systems. In doing so, we expect to focus on several priorities:

         1)       growing revenue from the existing customer base;
         2)       enlarging our customer base in Ontario;
         3) developing an implementation plan to expand our presence in other Canadian cities and possibly the U.S. market;
         4)       increasing the number of sales personnel;
         5) continuing to enhance the quality of our technology operations;
         6) developing additional partnerships in the high-end data communications marketplace;
         7)       bolster our financial resources.

(D)      "BUILD-TO-ORDER" MODEL --- THE MIAD ULTRA(R)LINE

         We have distinguished ourselves from other "build-to-order" companies such as Dell and Gateway because we are also an approved reseller of brand name vendors. In addition, we employ our "just-in-time" purchasing and "build-to-order" model of private label personal computers, the MIAD ULTRA(R) line, to satisfy the custom requirements of our customer base. We carry a minimal amount of finished goods but no raw materials inventory. Instead, we acquire our component parts specifically for our customer orders. For our MIAD ULTRA(R) line, we are authorized by IBM to use IBM's licensed patents for personal computers and servers, pursuant to a licensing agreement.

         Our custom manufacturing approach allows our customers to choose from a wide range of options to be custom assembled by MIAD. These may include options for memory size, processor type and speed, cache memory, video cards, network interface, communication speeds, video memory and disk storage among others. These options are coupled with increased reliability, quality control and a rapid delivery cycle. Our MIAD ULTRA(R) line represents 25% of our total annual revenues.

         Our ability to rapidly deliver a MIAD ULTRA(R) custom system allows us to keep inventory levels at a minimum due to our "just in time" purchasing while still being able to deliver the systems exactly to the customer's specifications with a delivery time, including "burn-in" of three days or less. Our technical and manufacturing expertise permits us to give our customers better service, not only on our own products but those of our authorized partners.

         The seven major steps involved in the "build-to-order" process include:

         1) Customization which involves a technical review of the request confirming that all critical information is available, component availability and a proper instruction set for the technician to build the system.

         2) Logistics which involves procurement of system components and peripheral devices tailored for the order and arranging for its timely delivery.

         3) Unpacking of all the parts of a system delivered by suppliers which are then prepared for building the system.

         4) Assembly and System Check requires following the specific instruction code shown on a monitor and then a quality check of the system. The system is then fitted with any additional hardware or software requested by the customer and a final quality check is performed for the whole product.

         5) Final Check requires that all systems pass a strict quality-check and "burn-in" procedure before shipment.

         6) Packaging in its original box occurs after the assembly is completed and the testing process and the system pass inspection.

         7)       Shipment occurs after the assembled systems are weighed.

         Customer Advantages
         -------------------

         The "build-to-order" model for our MIAD ULTRA(R) line of systems provides extensive advantages to clients in cost savings, quality control, flexible configuration and fast response to industry trends. The main features of the "build-to-order" model include:

         o        Reduction of Delivery Cycle
                  ---------------------------
                           By its nature, our manufacturing approach permits
                  flexibility of customization combined with very short delivery cycles. We are able to customize systems to clients' needs with our "just-in-time" purchasing and "build-to-order" approach.

         o        Cost Savings
                  ------------
                           Working with suppliers to provide "just-in-time"
                  delivery of components reduces overhead costs of warehousing large quantities of components. This overhead cost reduction is enhanced by fast inventory turnover. Costs are further reduced by having the ability to quickly respond to industry trends, thus avoiding obsolete inventory as technologies change. These cost reductions are reflected in our pricing to our clients.

         o        Ability to Manage Technology Change
                  -----------------------------------
                           Purchasing components, on an "as needed" basis allows
                  us to better react to the constant change in technology and price.

         o        Increased Reliability and Quality
                  ---------------------------------
                           Quality control of our MIAD ULTRA(R) line is one of
                  the major reasons that users select the system. After assembling the client's unique configuration, we subject the system to extensive "burn-in" and system testing. Since most failures occur in the first 24- 48 hours of use, this testing attempts to make the system fail before shipping to the client. This leads to better service and fewer repairs.

         o        Better Serviceability
                  ---------------------
                           We choose our components with great care. After-sale
                  serviceability is taken into account and given great weight. This concern facilitates not only warranty repair but also provides for better customer support which contributes to customer satisfaction and repeat business.

         We strive for quality and consistency in our MIAD ULTRA(R) line of computers. We use only name brand quality components. As part of our quality control program, we work in concert with our suppliers to provide consistency of components. Whether a client orders ten systems or 300 systems, components will be the same.

(F)      RESELLING

         We are an established supplier of computer systems from vendors for which we act as resellers. We also provide maintenance, installation and networking services to our major clients in the corporate, institutional and education fields. In order to become approved and authorized to become a reseller of a name brand system such as Compaq, IBM, or Toshiba, among others, the vendor will qualify the proposed reseller on factors such as current sales volume, number of sales personnel, geographical territory, other authorizations and references. The approved authorization typically requires that a reseller only sell to end users of the product, take responsibility for pre- and post-sale support (not including maintenance which is a separate authorization), and commit not to engage in activities contrary to law. If approved as a reseller, the vendor will typically agree to provide the reseller with authorization, technical assistance, access to literature on the products and training, direct communication and access to advanced confidential information regarding the products. In addition, a high volume reseller with the proper technical qualifications may also qualify for service authorization from the vendor.

         Our MIAD ULTRA(R) line proprietary system for workstations and other servers provides our clients with rapid delivery, custom configuration, cost savings and enhanced quality control. However, for clients who require high-end servers, we have partnered with, and we are an authorized reseller of, Compaq, Toshiba, Hewlett Packard, IBM, Microsoft and other well-recognized brands as described below.

         We have been authorized to resell products from major vendors including principal authorizations from 3Com Systems, Cisco Systems, Compaq, Hewlett-Packard, IBM, Intel, Microsoft, Novell and Toshiba. These reseller authorizations are referred to in the promotional materials of these vendors as "business partnerships".

         MIAD'S responsibilities as an authorized reseller includes securing orders for the vendor's product and to provide pre- and post-sale support to the client. This support does not include maintenance which is a separate authorization which must be independently applied for and approved. The vendor also has certain responsibilities under the reseller agreement which include providing authorization to resell products, providing technical product assistance, direct communication and providing the reseller with advance confidential information on upcoming product announcements, access to literature and product/sales training.

         We are an authorized dealer and public sector dealer for Hewlett-Packard, Compaq, IBM and Toshiba. We are also an authorized dealer, public sector dealer and education dealer for Compaq and Toshiba and a Compaq and IBM service center. In addition, we are authorized by Microsoft for all software in addition to being OEM certified.

         We also we have arrangements with the major distributors in Canada to acquire the products that we then resell. Our acquisition of products from companies such as Ingram- Micro, Globelle, Tech Data and Merisel is based on availability, pricing and service.

(G)      SERVICES AND SUPPORT

         In order to provide technology solutions for our clients, we complement our computer assembly and distribution with value-added services and support, including in-house and/or on-site warranty and maintenance repair, networking, installation and support. We provide depot and on-site maintenance for the MIAD ULTRA(R) line of workstations and we are also an authorized service center for Compaq and IBM.

Networking Services
-------------------

         As a provider of IT solutions, we have the personnel, expertise, experience and partners to provide turn-key network solutions, from peer-to-peer networks to 200+ station Novell or Microsoft NT networks. We provide network design and consultation, facility cabling, project management, network implementation and support. We work with our clients to provide solutions that not only meet their current requirements, but will allow integration of future growth and technology.

Service and Support
-------------------

         In addition to manufacturing systems, we complement our computer assembly and distribution with value-added services and support, including in-house and/or on-site warranty repair, installation, support and maintenance for the MIAD ULTRA(R) line of systems delivered to clients. We are also one of the few authorized Compaq Service Centers in Ontario, Canada and an authorized IBM Service Center. Our staff upgrade their technical IBM education as part of an ongoing program.

Specialized Maintenance
-----------------------

         As a service and support focused organization, we also provide specialized national service contracts. For one of Canada's largest national banks, we support over 7000 printers installed in 1400 of its branches across the country. This specialized service includes Canada-wide Toll-Free Technical Support, integrated with a national unit exchange program for any unit that cannot be repaired over the phone. This exchange program provides a pool of remanufactured units that can be shipped via courier to any location in Canada the next business day. In most cases, this provides a faster turnaround time than the more expensive on-site service. With our program, a functional unit will be on the user's desk the next day rather than waiting for an on-site technician to get a part that he/she is not carrying with them. Our contract has been renewed in each of the past three years.

Technical Procedures
--------------------

         We believe that on-going service and support is the basis for any long-term partnership with clients. We have a permanent testing LAN set up for product testing and problem recreation. This test can be run under NT, Novell or Windows 95/98/2000.

         All initial support calls to our 1-(800) toll-free number or local phone lines are directed to the technical support team. We currently have Certified Novell-Netware Engineer ("CNE") and Microsoft Certified Engineer ("MSCE") personnel along with technicians who specialize in the manufacturing and support of our ULTRA(R) Series computers. Calls are answered immediately or a technician will return a call within 30 minutes. Problem escalation is directed to the service manager. We provide telephone technical support, depot repair as well as on-site service. From 8:00 a.m. to 6:00 p.m. with after hours and weekend service available upon request. We are currently recruiting additional staff in order to provide seven day a week support.

         We use a customized service tracking program to track service calls. With this tracking program, we track customer information, service issues, problem resolution, parts usage and serial numbers. This information is then transferred to our accounting system for invoicing. We continue to evaluate an upgrade to an integrated service package.

(H)      MARKETING AND DISTRIBUTION

         Demand for computer systems in the corporate and institutional marketplace is driven by many factors, the most significant being price, brand name recognition, the ability of the system to be customized to the client's needs and desires, and delivery in a timely manner. Management is not aware of any manufacturer that currently has a computer system which can meet all of a client's requirements and desires. The major computer vendors such as IBM, Compaq and Hewlett-Packard do not custom build computer systems. They do, however, generally have available 100 to 300 models of reasonably priced pre-configured computer systems. Conversely, other vendors such as Dell, Gateway (and MIAD in Canada) do not typically provide mass produced pre-configured systems but rather, custom build systems. For those large users whose businesses require a custom configured system, a brand name manufacturer such as IBM, Hewlett-Packard and Compaq are not available options due to the fixed nature of their mass produced computer systems. It is the build-to-order system available from Dell, Gateway (and MIAD in Canada) that provide these customers with the custom configuration they need with reasonable pricing and rapid delivery.

         Our current client base is primarily focused in four major market segments. This includes (1) major corporate accounts such as Estee Lauder Cosmetics Inc., Dow Jones Canada, Yamaha Motor Company Canada and The Royal Bank of Canada, each of which account for more than $100,000 in annual revenues based upon their demand purchases; (2) institutional accounts to acute care facilities located in the Toronto area; (3) restaurant and hospitality POS industry currently installed in more than 30 restaurant chains and individual restaurants located primarily in the Province of Ontario with some installed in the Province of Alberta; and (4) educational which includes many of the top private schools and community colleges in Ontario.

         At this stage of our development, we are still a relatively small player in the Canadian marketplace. However, we believe that we have the structure and the strategic plan which we expect will allow us to become a significant player in the Canadian IT systems and services business. We are not yet measuring market share in either the corporate or institutional field. On the POS side for the hospitality industry, our market share, with over 1,000 installations, is still in the single digit range. We have made significant strides in penetrating the Ontario private school and community college markets. Although we have secured many of the top name institutions as our clients, our market share is also still in the single digit range.

         In furtherance of our marketing plan we have integrated the sales talent and contacts of the former president of Clove Computers into our company organization, hired three additional sales representatives to provide additional territory coverage and initiated a web presence. We further intend during the current fiscal year to add sales representatives to the southwestern Ontario territory, focus prospect exposure on our service including IBM warranty service, refine or improve our electronic presence with emphasis on small and medium business and IBM warranty services, consider expansion beyond the boundaries of Ontario and Canada and provide educational services to our client base.

(I)      COMPETITIVE BUSINESS CONDITIONS

         We have the ability to provide our clients with either a MIAD custom assembly system or with name brand resales. We do not typically compete with major name brand companies such as IBM, Compaq, Toshiba or Hewlett-Packard since we provide a custom assembled system to our clients' specifications. In such situations, it is the customization package and not price considerations that enable us to attract and maintain customers.

         When our role is reselling, high-end name-brand services (such as IBM and Compaq), to clients and potential clients, we find ourselves competing with other resellers such as EDS/Systemshouse, Quiet Touch Computers, GE Capital Corp., Microage, Compugen, etc. We believe that we are competitive with these resellers because of our authorizations to service several of the brand name lines such as IBM and Compaq and our ability to provide technical support and education services. These factors enable us to effectively compete with larger, better financed companies.

(J)      SOURCES OF SUPPLY

         For our "build-to-order" MIAD ULTRA(R) line of business computers, we purchase name brand quality products from manufacturers such as Intel, Quantum, ATI, Seagate, Maxtor, Panasonic, Acer, LG Electronics, Fujitsu, and others. Our purchase of these components is based on price, service and availability from among a number of distributors based in the Toronto area. These distributors include Merisel Canada, Supercom, Scan Tech, Bell Micro Products, Ingram Micro Canada, GB Micro, Tech Data Canada.

         When we supply high end servers from IBM, Microsoft, Hewlett-Packard, Compaq and others, we also acquire the products based on prices, service and availability primarily from the larger international distributors in the Toronto area (Merisel Canada, Ingram Micro Canada, Tech Data Canada, etc.). Supplies for brand name products from major vendors such as IBM, Compaq, etc. are readily available from the major distribution companies in Canada, including Ingram Micro Canada which is the largest in Canada. The major vendors supply the distributors who, in turn, supply major vendor approved resellers such as MIAD.

         For components required for the ULTRA(R) "build-to-order" model, some of the peripheral products are identical to those found on the IBM and Compaq systems and are available from the distributors. More unique devices, such as cases and memory, are available from component suppliers. The computer products and accessories that we provide our clients are obtained by us directly from the manufacturer. This is similar to the manner in which an automobile dealer acquires service parts and products from the automobile manufacturer such as Ford or General Motors.

         Shortages of supply typically are not company specific but rather industry-wide and are generally caused by natural disasters such as the earthquakes in Taiwan last year that affected chip production on a worldwide basis.

(K)      DEPENDENCE ON MAJOR CUSTOMERS

         Our current customer-base is well diversified and spans multiple industry group. These include major corporate customers (Canada's top 5OO companies as listed in "Report on Business" magazine), institutional, mutual fund, hospitality industry and POS, and educational

         With a focus on specific industries, we have grown our client-base by concentrating on penetration of each of the specific industry groups. In the last fiscal year, ended September 30, 2000, 360 Networks, Inc. accounted for 14% of our revenue and Bishop Strachan School accounted for 13% of our revenue. No other single client represents 10% or more of our revenue.

(L)      INTELLECTUAL PROPERTY

         We do not have any patents but rely upon licenses from the companies whose products we purchase. For our MIAD ULTRA(R) line of "build-to-order" business computers, we are authorized by a non-exclusive license agreement with IBM to use IBM's licensed patents for personal computers and servers for which we pay IBM an annual fee.

         The name of our "build-to-order" business computer, the MIAD ULTRA(R), is trademarked in Canada. There are currently no plans to trademark the MIAD ULTRA(R) line in the United States although we may decide to do so at a later date.

(M)      GOVERNMENT APPROVAL REGULATION AND ENVIRONMENTAL COMPLIANCE

         In Canada, computer systems and computer components must be CSA (Canadian Standards Association ) certified. This certification is virtually the same as the Underwriters Laboratories (UL) certification in the United States. We only purchase systems and components that are CSA certified.

         We are subject to Canadian provincial and federal laws governing our relationship with employees, including minimum wage requirements, overtime, working and safety conditions requirements. We presently are not the subject of any governmental proceeding and we are currently in compliance with provincial and federal regulations in Canada.

(N)      RESEARCH AND DEVELOPMENT

         We do not perform research and development ("R & D") in the traditional sense. Rather, our R&D activities are primarily focused on researching/evaluating/sourcing, and quality improvements for the products that we integrate into our MIAD ULTRA(R) "build-to- order" business computer systems. This R&D activity is conducted in the technical lab on our premises.

(O)      EMPLOYEES

         As of the date of this filing, we employ 14 persons (of which 12 are full-time employees). None of our employees are covered by a collective bargaining agreement. We believe that our employee relations are satisfactory.

REPORTS TO SECURITY HOLDERS

         Prior to this filing, we have not been required to deliver annual reports to our security holders. To the extent that we are required to deliver annual reports to security holders through our status as a reporting company, we will deliver annual reports. Upon effectiveness of this Form 10-SB and in accordance with NASDAQ Rule 6530, we intend to file annual and quarterly reports with the U.S. Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. We will be an electronic filer and the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which may be viewed at http://www.sec.gov/.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

         Except for the historical information contained herein, the matters discussed in this report are by their nature forward-looking. For the reasons stated in this report or our SEC filings, or for various unanticipated reasons, actual results may differ materially. Our operating results may fluctuate on a quarter-to-quarter basis as a result of a number of factors, including the competitive and economic factors affecting the Canadian market, production and assembly delays or difficulties, and the degree of acceptance that the Company's products achieve during the year.

         All figures stated herein are in Canadian dollars.

RESULTS OF OPERATIONS

Twelve months ended September 30, 2000 compared to same period in 1999

         Revenues
         --------

         For the year ended September 30, 2000 our revenues increased by 144% from $3,199,057 in the same period in 1999 to $7,802,650. This increase is attributable to the results achieved by the sales representatives and senior sales executive we added in the last half of fiscal 1999 and the first quarter of fiscal 2000. Sales activities were facilitated by MIAD's enhanced availability of computer system authorizations as well as the additional service authorizations obtained by the Company during the year. Our increased sales coverage generated a significant number of new major corporate and educational accounts. The revenue increase is also due to our focus on promoting high-end servers, workstations and laptop systems, particularly from Compaq and IBM which were sold to the customer base during the period. Revenue from value-added services for the fiscal year ended September 30, 2000 comprised less than 4% of total revenues for the period and are considered immaterial.

         Cost of Sales and Gross Profit
         ------------------------------

         Our gross profit on product sales increased 38% to $1,052,637 in the twelve months ended September 30, 2000 from $761,905 in the comparable period in 1999. The gross profit on product sales is 13.5% compared to 23.8% in the comparable period in 1999. This margin reduction is due to the significantly higher proportion of IBM and Compaq sales in the current fiscal year, particularly of laptops which carry a lower profit margin than our ULTRA(R) line which also represented a higher percentage of our total revenue in the comparable period in 1999. License fees payable to IBM for the fiscal year ended September 30, 2000 were $16,500 and $11,250 for the fiscal year ended December 31, 1999. Cost of sales includes the cost of materials for MIAD's custom assembled systems, cost of purchases and standard labor for products which are resold by MIAD and the cost of labor and parts in MIAD's service revenue.

         Operating Expenses
         ------------------

         Operating expenses increased to $1,200,895 (15% of revenue) for the twelve month period ended September 30, 2000 from $899,348 (28% of revenue) in 1999. This total dollar increase is primarily attributable to the costs associated with the salaries and travel expenses of the additional sales staff and sales commissions resulting from our increased revenues in the period. The percentage reduction is due to the higher productivity of the organization, particularly the sales staff in the fiscal year ended September 30, 2000. Interest expense decreased from $28,040 in the 1999 period to $21,294 in the year ended September 30, 2000 due to the reduction in loans payable.

         In fiscal year 1999 a long-standing client of the Company encountered severe financial difficulties, became insolvent and ceased all operations. As a result, the Company was unable to collect the debt of approximately $61,000 and it was ultimately written off.

         MIAD is Year 2000 compliant. All of its computers passed the Year 2000 test and its accounting software was upgraded with a Year 2000 patch available from the manufacturer and installed by an outside consultant. The costs to test for Year 2000 compliance were minimal and immaterial to MIAD.

LIQUIDITY AND CAPITAL RESOURCES

         As of September 30, 2000 we had cash on hand of $259,977 compared to $24,466 as of the same date in 1999. The net working capital for fiscal 2000 was $124,771 compared to the net working capital for fiscal 1999 of $(47,714), reflecting an increase in net working capital of $172,545. This increase was due to the cash received from the exercise of warrants and the increase in accounts receivable as of the September 30, 2000 year end. During the twelve month period ended September 30, 2000 we used $52,525 for operating activities compared to $27,085 for the same period in 1999. Cash flow from financing activities increased from $59,746 in the comparable period in 1999 to $297,343 in the twelve month period ended September 30, 2000 due to the additional equity raised through conversion of warrants net of loan repayments. Fixed asset additions were essentially unchanged from $9,631 in 1999 to $9,307 in the year ended September 30, 2000.

         Management believes that MIAD has sufficient cash and cash equivalents to satisfy its capital needs for the next 12 months. MIAD does not require the addition of any material capital assets and does not have any material commitments for capital expenditures or material purchase commitments for the current fiscal year. The Company's liquidity is derived primarily from cash flow from sales and the possible exercise of warrants which cannot be assured.

         The loan payable from Metcan Technologies, Inc. is secured by a general security agreement covering MIAD's accounts receivable and inventory. In addition, two other suppliers have security interests subordinate to that of Metcan Technologies and any bank security interest for all of the assets of the Company. The total amount owed to the two suppliers at the year ended September 30, 2000 was $968,000. MIAD's president has personally guaranteed all of the debts owing to one of these suppliers, Ingram Micro Canada, Inc.

RESULTS OF OPERATIONS

Twelve months ended September 30, 1999 compared to same period in 1998

         Revenues
         --------

         For the year ended September 30, 1999 our revenues increased marginally by 2% from $3,128,339 in the same period in 1998 to $3,199,057 in 1999.

         Cost of Sales and Gross Profit
         ------------------------------

         Our gross profit on product sales increased 29% to $761,905 in the twelve months ended September 30, 1999 from $590,6790 in the comparable period in 1998. The gross profit on product sales is 23.8 % compared to 18.8% in the comparable period in 1998. This margin increase is due to increased efficiencies in the 1999 fiscal year in the sourcing and assembly of our MIAD ULTRA (R) product line.

         Operating Expenses
         ------------------

         Operating expenses increased to $899,348 (28% of revenue) for the twelve month period ended September 30, 1999 from $624,891 (19.9 % of revenue) in1998. This total dollar increase is primarily attributable to the costs associated with the salaries and travel expenses of the new sales staff. In addition, one of our long-standing clients unexpectedly ceased operations in the 1999 fiscal year. As a result, approximately $62,000 of receivables from this client were written off. Interest expense for fiscal 1999 was essentially unchanged from fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

         As of September 30, 1999 we had cash on hand of $24,466 compared to a deficit of $1,436 as of the same date in 1998. The net working capital deficit for fiscal 1999 was $47,774 compared to the net working capital for fiscal 1998 of $25,685, reflecting a decrease in net working capital of $73,639. This decrease was due to our operating losses for the year and our expenditures for inventory. During the twelve month period ended September 30, 1999 we used $27,085 for operating activities compared to $213,053 for the same period in 1998. Cash flow from financing activities decreased from $207,893 in the comparable period in 1998 to $59,746 in the twelve month period ended September 30, 1999. Fixed asset additions were essentially unchanged from disposals of $1,224 in 1998 to $additions of $9,631 in the year ended September 30, 1999. Although the Company raised cash through the sale of securities in a private placement in 1999, a significant portion of the loan it had secured in 1998 was repaid from such proceeds.

RESULTS OF OPERATIONS

FOR THE THREE MONTHS AND SIX MONTHS ENDED MARCH 31, 2001 COMPARED TO THE SAME PERIOD IN 2000

         Revenues
         --------

         For the three months ended March 31, 2001 our revenues increased by 113% from $1,312,582 in the same period in 2000 to $2,821,722. For the six months ended March 31, 2001 our revenues increased by 101% from $2,459,902 in the same period in 2000 to $4,946,812. This increase is attributable to the growth in new clients and the revenue increase from existing clients. Although the computer industry, in both the United States and Canada, experienced significant revenue declines in the period, MIAD's revenues substantially increased. Management anticipates that MIAD's customers may reduce their information technology expenditures in line with those reductions which have occurred at other firms and companies in North America. During the quarter, MIAD was recognized as the top 3Com reseller for Ingram Micro, Canada's largest computer distribution company, and nominated by IBM to Premier Partner status which represents the highest ranking for volume of IBM product sales in Canada during the year.

         Cost of Sales and Gross Profit
         ------------------------------

         For the three months ended March 31, 2001 our gross profit on product sales increased 96% to $432,100 from $219,516 in the comparable period in 2000. Our gross profit on product sales increased 80% to $787,993 in the six months ended March 31, 2001 from $436,225 in the comparable period in 2000. The gross profit on product sales is 16 % compared to 17.7% in the comparable quarter in 2000. This margin reduction is due to the high proportion of IBM and Compaq laptop sales in the current fiscal year where the margin pressure in the industry has intensified.

         Operating Expenses
         ------------------

         Operating expenses for the quarter ended March 31, 2001 increased to $405,670 ( 14.4% of revenue) from $241,888(18.8% of revenue) in the same period in 2000. Operating expenses increased to $734,956 (14.8 % of revenue) for the six month period ended March 31, 2001 from $460,885 (18.7 % of revenue) in 2000. This total dollar increase is primarily attributable to the costs associated with the salaries, commissions and travel expenses of the additional sales staff. The percentage reduction is due to the higher volume sales of the sales staff.

LIQUIDITY AND CAPITAL RESOURCES

         As of March 31, 2001 we had cash on hand of $174,574 compared to $57,326 as of the same date in 2000. Working capital at March 31, 2001 was $181,428 as compared to working capital of $112,614 at March 31, 2000. The increase in working capital is mainly attributable to the exercise of outstanding warrants by warrant holders during the period. During the six month period ended March 31, 2001 we used $47,763 for operating activities compared to $119,154 for the same period in 2000. Cash flow from financing activities was $36,975 in the 2000 period compared to cash generated of $161,762 during the six month period ended March 31, 2000. Fixed asset additions were $665 in the period ended March 31, 2001 compared to $9,748 in the same period in 2000.

RECENT ACCOUNTING PRONOUNCEMENTS

         "Statement of Financial Accounting Standard" ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FAB 133" establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position, and measure those instruments at fair value. Changes in the fair value of those derivatives will be reported in earnings or other comprehensive income depending on the use of the derivative and whether the derivative qualifies for hedge accounting. SFAS No. 133 and SFAS No. 138 are effective for all fiscal years beginning after June 30, 2000. The Company adopted SFAS No. 133, as amended by SFAS No. 138, on January 1, 2001.

         The Company has identified no embedded derivative instruments requiring separate accounting treatment engage in hedging activities.

         Staff Accounting Bulletin No. 101 provides guidance for applying generally accepted accounting principles to revenue recognition in financial statements filed with the SEC. For transactions that are addressed within the scope of GAAP, revenue recognition should be recognized in accordance with GAAP. For transactions not explicitly addressed by GAAP, Staff Accounting Bulletin No. 101 requires that all of the following conditions should be met: persuasive evidence that an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and that collectability is reasonably assured. Staff Accounting Bulletin No. 101 does not have a material effect on the Statement of Operations of the Company.

         The Company requires that a quote be kept on file for billing purposes. Once a quote is accepted by a customer, the Company requests a purchase order showing the products and the quoted price. Evidence of an arrangement exists as a quote and a purchase order from the customer also exists. The Company invoices its customers when it ships the products. The products are shipped using a common carrier. The Company ships FOB our warehouse and the customer is deemed to have received the goods once they have left our warehouse. The price is fixed by a quotation from the Company and purchase order from the customer stating the products and the pricing. Collection is reasonably assured as the Company has performed a credit check on the customer and the customer and the Company have discussed the products and their intended use, so there is little chance of the products being returned due to incompatibility. The above satisfies the SAB No. 101 on revenue recognition.

ITEM 3. DESCRIPTION OF PROPERTY

         Our facilities are located at 43 Rivera Drive, Unit 7, Markham, Ontario, Canada. The facility is a modern, secure, industrial brick and concrete block building. We currently occupy 5,200 square feet of warehouse, assembly, service and office space. The current lease, which expires in November 2001, is a one year renewal of an original lease dated November 14, 1996. Our monthly rent is $3,900 (Canadian including taxes) per month. There is a verbal agreement with our landlord that we can renew our lease on December 1, 2001 for an additional one year term which will increase our rent by approximately $250 per month. We may need additional space which is available at this location or replacement space at a new location to accommodate our current rate of growth.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

         (a) The following information relates to those persons who we know are the beneficial owners of five percent or more of our voting common stock:

Title of                    Name and Address of               Amount and Nature
Class                       Beneficial Owner                  of Beneficial Owner         Percentage of Class(1)
-----                       ----------------                  -------------------         ----------------------
Common                      Michael Green                     1,960,000                   45.3%
                            178 Ridley Blvd.
                            Toronto, Ontario,
                            Canada
Common                      Adrienne Green                    490,000                     11.3%
                            5096 Bloomington
                            Road
                            Stouffville, Ontario,
                            Canada

1) Includes possible exercise of 654,600 common stock purchase warrants exercisable at $1.00 (USD) per share until October 31, 2001 in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act").

         (b) The following table has been completed for each of the shares of common stock beneficially owned by our directors, nominees, and executive officers and all officers and directors as a group:


                         Name and Address of            Amount and Nature of
Title of Class           Beneficial Owner               Beneficial Owner (1)           Percentage of Class (2)
--------------           -------------------            -----------------              --------------------
Common                   Michael Green                  1,960,000                      45.3%
                         178 Ridley Blvd.
                         Toronto, Ontario,
                         Canada
Common                   Adrienne Green                 490,000                        11.3%
                         5096 Bloomington
                         Road
                         Stouffville, Ontario,
                         Canada
Common                   Joseph Misetich                85,000                         2.0%
                         6 Allonsius Drive
                         Etobicoke, Ontario,
                         Canada M9C3N5
All officers and                                        2,535,000                      58.6%
directors as a
group (3
persons)

(1)  These shares are directly owned by each individual.

(2) Includes the possible exercise of 654,600 common stock purchase warrants exercisable at $1.00 (USD) per share until October 31, 2001 in accordance with Rule 13d-3 of the Exchange Act.

STOCK OPTION PLAN

         In June 1999 the Board of Directors approved a Stock Option Plan (the "Plan") which authorizes that up to a maximum of 15% of the Company's issued and outstanding common stock is available to be issued under the Plan to those persons who can participate in the Plan in accordance with its terms. Options to purchase an aggregate of 160,000 shares of our common stock (the "Options") were approved by the Board of Directors in June 1999 for two persons and ratified by our shareholders when they approved the Plan at our shareholders meeting held on April 24, 2001. The Options have an exercise price of $.20 per share and are exercisable, in whole or in part, at any time from April 24, 2001 until June 17, 2004. The exercise price was determined by the Board at a time prior to the Company's common stock being listed for trading on the Over-the- Counter Bulletin Board The Plan provides that no resident of the United States may be a participant in the Plan unless such participation would not violate any applicable securities or other laws of the United States or any state, territory or possession of the United States.

EMPLOYMENT AGREEMENTS

         Mr. Green currently has a one year employment agreement that provides for an annual salary of $200,000 (Canadian) per year. He also is entitled to earn a sales commission at the rate of $5,000 for each $1,000,000 of sales achieved by us in the fiscal year up to the first $10,000,000 of sales. If sales exceed $10,000,000, he will receive a bonus of $20,000. For sales above $10,000,000, his bonus will be $12,000 for each $1,000,000 of sales. Mr. Green also will be entitled to receive a bonus of 4% of our pre-tax profit. The employment agreement also provides a covenant by Mr. Green that he will not compete with or solicit any business of MIAD for a three year period from October 1, 2000. Mr. Green has personally guaranteed all debts owing to Ingram Micro Canada, Inc., one of MIAD's major suppliers.

         Mr. Misetich has a one year employment agreement that provides for an annual salary of $60,000 (Canadian per year). He is entitled to earn sales commission based on his personal sales and a bonus based on the profitability of business closed. The employment agreement also provides a covenant that Mr. Misetich will not compete with or solicit any business of MIAD for a one year period from October 2, 2000.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

         The names, ages and positions of all of our executive officers as of June 1, 2001 are listed below, followed by a summary of their business experience during the past five years. Officers are normally appointed annually by the Board of Directors at a meeting of the Directors immediately following the Annual Meeting of Stockholders.

                                                                                       Period Served as
Name                         Age                Position                               Director
----                         ---                --------                               --------
Michael Green                57                 President, Chief Executive             Since
                                                Officer and Director                   November 1996
Adrienne Green               60                 Secretary and Director                 Since December 1998*
Joseph Misetich              62                 Vice-President, Senior                      N/A
                                                Sales Executive

* Ms. Green also served as a director from March 1993 to November 1996.

         Michael Green has been our President and Chief Executive Officer and Managing Director of our Board of Directors since September 1998. A chartered accountant by training, Mr. Green has extensive experience in sales, marketing and finance of computer products in Canada. From 1993 until September 1998, Mr. Green was our Business Development Manager and was our only direct sales representative in our early years of development. Mr. Green was President of Technical Logistics Systems, a Canadian distributor of specialized printers and computers from 1983 to 1992 when he joined Adrienne Green, his sister, to form MIAD Systems Ltd. in 1993. From 1977 to 1983 he was one of the founders of ESSNA Ltd., the distributor of Epson printers in Canada. From 1968 to 1972,

Mr. Green was an accountant with Price Waterhouse. After completing his required program for licensing as a chartered accountant at Price Waterhouse, Mr. Green became controller of Mercedes-Benz Canada from 1972 to 1974, then Controller of Memorex Canada (a computer peripheral products company) from 1974 to 1977. Mr. Green obtained his Bachelor of Arts degree from the University of Toronto and his Chartered Accountant Certification in Ontario with Price Waterhouse.

         Adrienne Green has been our Secretary since March 1993, a director since December 1998, and was our President from March 1993 to September 1998. She also served as a director from March 1993 to November 1996. In March 1993, she joined Michael Green, her brother, to form MIAD Systems Ltd. In 1990, she joined Fourth Party Maintenance Inc. as administrator. Ms. Green is an educator by profession, specializing in teaching French in the Toronto school system from 1960 to 1990. Ms. Green obtained her Bachelor of Arts Degree from the University of Toronto, Trinity College.

         Joseph Misetich is Vice-President and Senior Sales Executive since October 1999. Mr. Misetich's career in the Canadian IT industry spans over 40 years. He was President and Business Development Manager at Clove Computers Ltd., a Toronto based microcomputer reseller from 1985 to October 1999. After IT operations responsibilities at the Canadian National Railroad, Mr. Misetich, starting in 1970, progressed through sales positions at Pertec Canada and Motorola Computer Systems Canada.

         All directors hold office until the next annual meeting of shareholders of the Company and until their successors are elected and qualified. Officers hold office until the first meeting of directors following the annual meeting of shareholders and until their successors are elected and qualified, subject to earlier removal by the Board of Directors.

FAMILY RELATIONSHIPS:

         Michael Green, our President and Chief Executive Officer and a director, and Adrienne Greene, our Secretary and a director, are brother and sister.

CHANGE OF CONTROL

         There are no provisions in our Certificate of Incorporation or bylaws that would delay, defer, or prevent a change in control.

(F)      INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS:

         None of our officers, directors, promoters or control persons have been involved in the past five (5) years in any of the following:

         (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

         (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

         (4) Being found by a court of competent jurisdiction (in a civil action), the SEC or the U.S. Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6. EXECUTIVE COMPENSATION

         The following table sets forth the compensation of our management for the past four fiscal years. Michael Green, our President and Chief Executive Officer and Joseph Misetich, our Vice-President and Senior Sales Executive were the only members of our management that earned more than $100,000 in the year ended September 30, 2000. Michael Green was the only officer to earn more than $100,000 in the year ended September 30, 1999. Other than as noted above, none of our executive officers earned more than $100,000 during the years ended September 30, 1999, 1998 and 1997.

                                    Summary Compensation Table
                                                                              Long Term Compensation
                                                                              ----------------------
                           Annual Compensation                                    Awards                       Payouts
                           -------------------                                    ------                       -------
Name and                                                       Annual                                                        Other
principal                       Base                           compen-        Restricted       Under-lying      LTI          Comp-
position          Year          Salary           Bonus         sation         Stock Awards     Options          Pay-outs    ensation
--------          ----          ------           -----         ------         ------------     -----------      --------    --------
Michael           2000          180000           26000         206000          none             none             none          none
Green
President         1999          135000           15000         150000          none             none             none          none
CEO and
Director          1998           90000            6000          96000          none             none             none          none

                  1997           72000            ----         72000           none             none             none          none
------------------------------------------------------------------------------------------------------------------------------------

Adrienne          2000           77000            5000          82000          none             none             none          none
Green
Secretary and     1999           77000            5000          82000          none             none             none          none
Director
                  1998           57000            ----          57000          none             none             none          none

                  1997           53000            ----          53000          none             none             none          none
------------------------------------------------------------------------------------------------------------------------------------

Joseph            2000           50000           92300         142300          none             none             none          none
Misetich
Vice              1999           12500            5100          17600          none             none             none          none
President
(1)
                  1998            none            none           none          none             none             none          none
                  1997            none            none           none          none             none             none          none
------------------------------------------------------------------------------------------------------------------------------------

1) Mr. Misetich did not join us until October 1999.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the past two (2) years, we have not entered into a transaction with a value in excess of $60,000 with an officer, director or beneficial owner of 5% or more of our common stock except as described under Item 4. entitled "Employment Agreements" and as follows:

         In July 2000, we entered into security agreements with each of our two major suppliers. Our President, Michael Green, has personally guaranteed all of the debts owing to Ingram Micro Canada, Inc., one of these suppliers.

ITEM 8. DESCRIPTION OF SECURITIES

         COMMON STOCK

         We are authorized to issue an unlimited number of shares of common stock without par value (which is the common form of incorporation in Canada), of which 3,673,400 shares are issued and outstanding as of June 1, 2001. The holders of common stock are entitled to one vote per share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of common shares are entitled to receive dividends when and if declared by the Board of Directors, out of funds legally available therefore and to share pro rata in any distribution to the stockholders. Upon liquidation, dissolution, or winding up of the Company, the holders of common stock are entitled to receive the net assets of the Company in proportion to the respective number of shares held by them after payment of liabilities which may be outstanding. The holders of our common stock do not have any preemptive rights to subscribe for or purchase any shares of any class of stock. The outstanding shares of common stock will not be subject to further call or redemption and are fully paid and non- assessable.

         COMMON STOCK PURCHASE WARRANTS

         The Common Stock Purchase Warrants (the "Warrants") entitle the holder to purchase one share of MIAD's restricted common stock at an exercise price of $1.00 (USD) per share at any time until 5:00 P.M. Eastern Daylight Time on October 31, 2001. Until exercised, holders of the Warrants have none of the rights of shareholders of the Company. As of the date of this Report, there are 654,600 Warrants outstanding.

         FIRST PREFERENCE SHARES

         We are also authorized to issue an unlimited number of First Preference Shares without par value ("FP Shares"), of which no FP Shares are issued and outstanding. The FP Shares may be issued at any time and from time to time in one or more series to be fixed by the Board of Directors by Articles of Amendment to our Certificate of Incorporation prior to any issuance the designation, rights, privileges, restrictions and conditions to attach to the FP Shares of that particular series. FP Shares of any series may be given preferences over any other shares in such matters such as dividends, distributions, liquidation, dissolution or winding-up of the Company. FP Shares have no pre-emptive rights except under certain specific circumstances. Holders of FP Shares have no right to vote separately as a class or series to amend our Certificate of Incorporation in respect to an increase in the authorized number of shares of any class or series having rights or privileges ranking in priority with the FP Shares, effect an exchange, reclassification or cancellation of all or part of the FP Shares, or create a new class of shares ranking in priority to or equal with the FP Shares except under certain circumstances.

         TRANSFER AND WARRANT AGENT

         Our Transfer Agent and Warrant Agent for the Common Stock and Warrants, respectively, is Manhattan Transfer Registrar Co., 58 Dorchester Road, Lake Ronkonkoma, New York, 11779, certificates to P.O. Box 361 Holbrook, New York, 11741, Phone (516) 585-7341.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS

         In late June 1999, we commenced trading on the Over The Counter Bulletin Board in what is referred to as the "pink sheets" under the trading symbol "MIAD". The following table sets forth the high and low bid prices of our common stock (USD) for each calendar quarter and subsequent interim period since our common stock commenced actual trading, as reported by the National Quotation Bureau and represents inter dealer quotations, without retail mark-up, mark-down or commission and may not be reflective of actual transactions:

1999                                             High                     Low
----                                             ----                     ---
Quarter ended June 30                           $1.00                    $1.00
Quarter ended September 30                       1.50                     1.00
Quarter ended December 31                        2.375                    1.375

2000
Quarter ended March 31                            2.375                   2.1875
Quarter ended June 30                             3.25                    2.375
Quarter ended September 30                        2.80                    2.6825
Quarter ended December 31                         2.75                    2.75

  2001

 Quarter ended March 31                            2.00                   1.25


          There can be no assurances that an active public market for the common stock will develop or be sustained.

Holders:
-------

         As of July 1, 2001 there were 3,673,400 shares issued and outstanding and 26 shareholders of record. We also have warrants outstanding which, if exercised would result in the issuance of an additional 654,600 shares of our restricted common stock.

Dividends:
----------

         We have not declared any dividends. There are no restrictions on the common stock that limit the ability of us to pay dividends if declared by the Board of Directors and the loan agreements and general security agreements covering the Company's assets do not limit its ability to pay dividends.

          The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors, out of funds legally available therefore and to share pro-rata in any distribution to the stockholders. Generally, the Company is not able to pay dividends if after payment of the dividends, it would be unable to pay its liabilities as they become due or if the value of the Company's assets, after payment of the liabilities, is less than the aggregate of the Company's liabilities and stated capital of all classes.

ITEM 2. LEGAL PROCEEDINGS

         We are not a party to and none of our property is subject to any pending or threatened legal, governmental, administrative or judicial proceedings. There has never been a bankruptcy or receivership proceeding.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE MATTERS

         There have been no changes or disagreements with our accountants on accounting and financial disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         On September 30, 1998 and October 1, 1998, a total of 2,825,000 shares of restricted common stock were issued to the following six persons at $.001 per share for which we received $2,995 (Canadian):

         Michael Green                                                 1,960,000
         Adrienne Green                                                  490,000
         Lynn Lefebvre                                                    75,000
         FMS Distributors/Vistra                                         128,570
         Toho Partners                                                    42,860
         Corporate Strategy Group                                        128,570

         These shares were issued pursuant to an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and the certificates representing the shares bear a restrictive legend restricting transferability under the Act.

         In December 1998, we completed a private placement offering of our securities to the following persons and issued, pursuant to Rule 504 of Regulation D of the Act, 19,900 units at a purchase price of $5.00 per unit for gross offering proceeds of $99,500 (USD). Each unit was comprised of 25 shares of common stock and 45 redeemable common stock purchase warrants (the ("Warrants"). Each Warrant is exercisable for one share of common stock at $1.00 per share. The expiration date of the outstanding Warrants has been extended by the Board of Directors to October 31, 2001. During the period from October 1, 1999 to September 30, 2000, 240,900 Warrants were exercised for $240,900 (USD). As of June 1, 2001 there were 654,600 Warrants available for exercise.


                                                SHARES                WARRANTS
Frank Ackerman                                  25,000                45,000
86 Old Highway
Wilton CT

                                                SHARES                WARRANTS
Mary Anari                                      10,000                18,000
11 Pepper Circle E
Massapequa NY 11758

Iraklis Bourekas                                50,000                90,000
57-21 224th Street
Bayside NY 11364

Irving Brown and                                10,000                18,000
Barbara Brown
5743 Lakeview Mews Circle
Boynton Beach FL 33437

Thomas A. Brown                                  5,000                 9,000
107 Harbor Lake Circle
West Palm Beach FL 33413

Sol F. Cohen                                     5,000                 9,000
158 Harbor Lake Circle
West Palm Beach FL 33413

Susan Gilbertson                                10,000                18,000
18 Buttonwood Lane
Rumson NJ 07760

David Hornfield                                 25,000                45,000
2201 Warden Avenue #102
Scarborough, Ont., Canada M1T 1V5

Nobert Jacobson                                 7,500                 13,500
5717 Lakeview Mews Terr.
Boynton Beach FL 33437

Edward A. Kerbs                                 10,000                18,000
8 South Cherry Lane
Rumson NJ 07760

David Kurzman                                   30,000                54,000
613 Duches Court
Toms River NJ 08753

Lynn P. Lefebvre                                20,000                36,000
3 Kimbermount Drive
Agincourt, Ont. Canada M1T 2Y1

Senor Lopez & Co.                               15,000                27,000
500 Neptune Avenue
Long Branch NJ 07740

                                                SHARES                WARRANTS
Vivie Matheos                                   40,500                72,900
33-29 158th Street
Flushing NY 11358

Emerald Media                                   50,000                90,000
900 E. 8th Avenue, Ste. #300
King of Prussia PA 19406

Maurice Meyer III                               25,000                45,000
124 Lewis Avenue
Fair Haven NJ 07704

Christos M. Niamonitis                          25,000                45,000
428 77th Street
Brooklyn NY 11209

Paul Norton                                      9,500                17,100
12 W. Craig Street
Basking Ridge NJ 07920

Elizabeth O'Leary                                5,000                 9,000
100 Seaview Avenue
B3 Unit 14
Monmouth Beach NJ 07750

Cherry Russell                                  25,000                45,000
6713 Vahalla Drive
Shawnee KS 66217

Robert L. Russell and                           15,000                27,000
Lynda S. Hegerfeld
7175 S. Hyperion Way
Parker CO 80134

Blair Russell                                   15,000                27,000
500 East Road
Belford NJ 07718

Harold Schafer                                  10,000                18,000
157 Harbor Lake Circle
West Palm Beach FL 33413

Sam Schreiber                                   30,000                54,000
125 Route 526
Allentown NJ 08501

Chrysanthos Tentomas                            25,000                45,000
425 Clen Drive
Shirley NY 10967

         In October 1999, our Board of Directors approved the issuance of 25,000 shares of our restricted common stock to two non-employee professionals for past services rendered to the Company and 85,000 shares to Joseph Misetich, our Vice-President, as an incentive to join us under a two year employment agreement. Pursuant to Rule 4(2) of the Act. The Board of Directors determined that the fair value of the restricted common stock was $0.20 per share, the same price recorded in the most recent private placement of our restricted common stock. This restricted common stock cannot be sold for an 18 month period and after that can only be sold in accordance with Rule 144. The amount recorded in our books was a total of $33,000 ($22,000 USD).

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Bylaws follow the Business Corporations Act (Ontario) (the "BCA"). The BCA and the Bylaws provide for indemnification of a director, officer, former officer and director or a person who acts or acted at the request of management as a director or officer of a company of which the corporation was a shareholder or creditor, his heirs and legal representatives (all of whom shall be hereinafter referred to as a "director" for the purposes of this paragraph), for all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment (all of which shall hereinafter be referred to as "damages" for the purposes of this paragraph), reasonably incurred by such person in respect of any civil, criminal or administrative action or proceeding to which such person is made a party because such person is or was a director if he/she acted honestly and in good faith with a view to the best interests of the corporation and, in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, he/she had reasonable grounds for believing his/her conduct was lawful.

         Based on this indemnity, if a director is found liable for damages as a result of his/her acting as a director, the Company will indemnify the director provided that he/she acted honestly and in good faith with a view to the best interests of the Company and, in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, he/she has reasonable grounds for believing that his/her conduct was lawful.

   PART F/S.  FINANCIAL STATEMENTS OF MIAD SYSTEMS LTD.

         Independent Auditor's Report

         Audited Balance Sheet as of September 30, 2000 and 1999 Audited Statements of Operations for the year ended September 30, 2000 and 1999

         Audited Statement of Shareholders' Equity (Deficit) for the year ended September 30, 2000 Audited Statements of Cash Flows for the year ended September 30, 2000 and 1999

         Notes to Audited Financial Statements

         Independent Accountant's Review Report

         Unaudited Balance Sheet as of March 31, 2001 and 2000

         Unaudited Statements of Operations for the three and six months ended March 31, 2001 and 2000

         Unaudited Statements of Cash Flows for the six months ended March 31,2001 and 2000

         Notes to Unaudited Financial Statements

                                    PART III

                        INDEX TO EXHIBITS

         3.0      Articles of Incorporation of MIAD Systems Ltd.
         3.1      Articles of Amendment of Articles of Incorporation
         3.2      Bylaws
         4.0      Warrant Certificate
         10.0     Office Lease dated November 14, 1996
         10.1     Lease Renewal Agreement dated September 8, 2000
         10.2     Employment Agreement for Michael Green dated October 1, 1999
         10.3     Renewal Employment Agreement for Michael Green dated October
                  1, 2000
         10.4     Employment Agreement for Joseph Misetich
         10.5     Stock Option Plan
         10.6     Security Agreement with Merisel Canada, Inc.
         10.7     Security Agreement with Ingram Micro Canada, Inc.

                                 SIGNATURE PAGE


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           MIAD  SYSTEMS LTD.


Date:   July 6 , 2001                      By: /s/ Michael A.S. Green
                                               ----------------------
                                                 Michael A. S. Green, President
                                                 and Principal Financial Officer

                               MIAD SYSTEMS LTD.

                              FINANCIAL STATEMENTS
                FOR THE YEARS ENDED SEPTEMBER 30, 2000 AND 1999
                                       AND
                          INDEPENDENT AUDITORS' REPORT


                                      AND


                              FINANCIAL STATEMENTS
            FOR THE SIX MONTH PERIODS ENDED MARCH 31, 2001 AND 2000
                                       AND
                     INDEPENDENT ACCOUNTANT'S REVIEW REPORT

                                MIAD SYSTEMS LTD.

                         INDEX TO FINANCIAL STATEMENTS



FOR THE YEARS ENDED SEPTEMBER 30, 2000 AND 1999
                                                                Page
                                                                ----

Independent Auditors' Report                                     F-1

Balance Sheets                                                   F-2

Statements of Operations                                         F-3

Statement of Shareholders' Equity (Deficit)                      F-4

Statements of Cash Flows                                         F-5

Notes to Financial Statements                                    F-6 - F-12



FOR THE SIX MONTH PERIODS ENDED MARCH 31, 2001 AND 2000

Independent Accountants' Review Report                           F-13

Balance Sheets                                                   F-14

Statements of Operations                                         F-15

Statements of Cash Flows                                         F-16

Notes to Financial Statements                                    F-17 - F-19

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
MIAD Systems Ltd.


We have audited the balance sheets of MIAD Systems Ltd. (the "Company") as at September 30, 2000 and 1999, and the related the statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada. There are no differences between United States GAAP and Canadian GAAP as they relate to the financial statements of MIAD Systems Ltd.; see note 11 for certain disclosure differences.



                                      /s/ Brodeur Dennis Chartered Accountants
                                          Brodeur Dennis Chartered Accountants


Richmond Hill, Ontario
November 27, 2000

                               MIAD SYSTEMS LTD.

                                 BALANCE SHEETS
                           SEPTEMBER 30, 2000 and 1999
                  (All Amounts Expressed in Canadian Dollars)

                                  ASSETS                                                2000                 1999
                                  ------                                             -----------          -----------
Current assets:
    Cash and cash equivalents                                                        $   259,977          $    24,466
    Accounts receivable, net (Notes 2, 4 and 5)                                        1,579,327              264,975
    Inventories (Notes 2, 4 and 5)                                                       196,753              152,708
    Prepaid expenses                                                                      27,695                2,195
                                                                                     -----------          -----------

        Total current assets                                                           2,063,752              444,344

Capital assets (Note 3)                                                                   28,557               29,494
                                                                                     -----------          -----------
        TOTAL                                                                        $ 2,092,309          $   473,838
                                                                                     ===========          ===========

                                  LIABILITIES
                                  -----------

Current liabilities:
    Accounts payable and accrued charges (Note 5)                                    $ 1,882,490          $   413,104
    Current portion of loans payable (Note 4)                                             56,491               79,014
                                                                                     -----------          -----------
        Total current liabilities                                                      1,938,981              492,118

Loans payable, less current portion (Note 4)                                                  --               65,000
                                                                                     -----------          -----------
        Total liabilities                                                              1,938,981              557,118
                                                                                     -----------          -----------
                         SHAREHOLDERS' EQUITY (DEFICIT)
                         ------------------------------

Capital stock (Note 6)

    First Preference shares without par value , authorized - unlimited; issued and outstanding - Nil

    Common shares without par value, authorized - unlimited; issued and outstanding 3,673,400 at September 30, 2000, 3,322,500 at
        September 30, 1999                                                               532,501              147,635

Deficit                                                                                 (379,173)            (230,915)
                                                                                     -----------          -----------
        Total stockholders' equity (deficit)                                             153,328              (83,280)
                                                                                     -----------          -----------
        TOTAL                                                                        $ 2,092,309          $   473,838
                                                                                     ===========          ===========

See notes to financial statements

                                MIAD SYSTEMS LTD.

                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED SEPTEMBER 30, 2000 and 1999
                  (All Amounts Expressed in Canadian Dollars)

                                                        2000            1999
                                                    -----------     -----------

Sales, net                                          $ 7,802,650     $ 3,199,057

Cost of sales, net                                    6,750,013       2,437,152
                                                    -----------     -----------

Gross Margin                                          1,052,637         761,905
                                                    -----------     -----------

Operating Expenses
     Wages and benefits                                 854,814         540,424
     Salesmen's auto, travel and promotion              139,859          85,278
     Rent                                                43,312          39,283
     Professional fees                                   35,397          51,279
     Office and general                                  25,736          34,159
     Telephone                                           24,752          16,862
     Insurance                                           23,770          14,678
     Interest on loans payable                           21,294          28,040
     Bank charges                                         9,157           8,470
     Advertising                                          7,432           7,514
     Utilities                                            5,128           4,509
     Bad debts                                               --          61,589
     Depreciation                                        10,244           7,263
                                                    -----------     -----------

Total operating expenses                              1,200,895         899,348
                                                    -----------     -----------

Loss before provision for income taxes                 (148,258)       (137,443)
                                                    -----------     -----------

Provision for income taxes                                   --              --
                                                    -----------     -----------

Net loss                                            $  (148,258)    $  (137,443)
                                                    ===========     ===========

Net loss per common share
     Basic and fully diluted (Note 11(i))                 (0.04)          (0.04)

Weighted average common shares outstanding:
     Basic and fully diluted                          3,521,322       3,184,418


See notes to financial statements

                               MIAD SYSTEMS LTD.

                  STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
                FOR THE YEARS ENDED SEPTEMBER 30, 2000 and 1999
                  (All Amounts Expressed in Canadian Dollars)


                                                         Common Shares
                                                     Shares             Amount            (Deficit)             Total
                                                ----------------------------------------------------------------------
Balances October 1, 1998                           2,450,000          $   2,450          $ (93,472)          $ (91,022)
     Shares issued for cash                          375,000                545                 --                 545
     Issuance of private placement                   497,500            144,640                 --             144,640
     Net loss for the year ended
     September 30, 1999                                   --                 --           (137,443)           (137,443)
                                                ----------------------------------------------------------------------

Balances September 30, 1999                        3,322,500            147,635           (230,915)            (83,280)
     Shares issued for service                       110,000             33,000                 --              33,000
     Exercise of warrants                            240,900            351,866                 --             351,866
     Net loss for the year ended
     September 30, 2000                                   --                 --           (148,258)           (148,258)
                                                ----------------------------------------------------------------------

Balances September 30, 2000                        3,673,400          $ 532,501          $(379,173)          $ 153,328
                                                ======================================================================


See notes to financial statements

                               MIAD SYSTEMS LTD.

                            STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED SEPTEMBER 30, 2000 and 1999
                  (All Amounts Expressed in Canadian Dollars)

                                                                            2000                     1999
                                                                        -----------              -----------
Cash flows from operating activities
     Net loss                                                           $  (148,258)             $  (137,443)
     Adjustments to reconcile net loss to net cash
     used in operating activities
          Depreciation                                                       10,244                    7,263
          Common shares issued for services                                  33,000                       --
          Bad debt                                                               --                   61,310
          Changes in certain  assets and liabilities
               Accounts receivable                                       (1,314,352)                  58,680
               Inventories                                                  (44,045)                 (34,414)
               Prepaid expenses                                             (25,500)                  23,427
               Accounts payable and accrued charges                       1,469,386                   17,144
               Deferred revenue                                                  --                  (23,052)
                                                                        -----------              -----------

Net cash used in operating activities                                       (19,525)                 (27,085)
                                                                        -----------              -----------

Cash flows from investing activities
     Purchases of property and equipment                                     (9,307)                  (9,631)
                                                                        -----------              -----------

Net cash used in investing activities                                        (9,307)                  (9,631)

Cash flows from financing activities
     Repayments on loans payable                                            (87,523)                 (85,439)
     Net proceeds from private placement                                    351,866                  145,185
                                                                        -----------              -----------

Net cash provided by financing activities                                   264,343                   59,746
                                                                        -----------              -----------

Net increase in cash and cash equivalents                                   235,511                   23,030

Cash and cash equivalents at  beginning of year                              24,466                    1,436

Cash and cash equivalents at end of year                                $   259,977              $    24,466
                                                                        ===========              ===========
Supplemental Disclosure of Cash Flow Information
     Interest paid in cash during the period                            $    21,294              $    28,040
                                                                        ===========              ===========

     Income taxes paid in cash during the period                        $        --              $        --
                                                                        ===========              ===========



See notes to financial statements

                               MIAD SYSTEMS LTD.

                       NOTES TO THE FINANCIAL STATEMENTS
                    YEARS ENDED SEPTEMBER 30, 2000 and 1999
                  (All Amounts Expressed in Canadian Dollars)


1. Description of Business
--------------------------------------------------------------------------------

          MIAD Systems Ltd. (the "Company") was incorporated in 1993 under the laws of the Province of Ontario and is primarily engaged in computer manufacturing, distribution and integration, network design, implementation and support.

2. Significant Accounting Policies
--------------------------------------------------------------------------------

     Basis of Accounting

          These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which differ in certain respects with United States GAAP. United States GAAP disclosure requirements are presented in Note 11.

     Allowance for Doubtful accounts

          At September 30, 2000 and 1999, the allowance for doubtful accounts on accounts receivable was Nil and $4,000, respectively.

     Capital Assets and Depreciation

          Capital assets are recorded at cost less accumulated depreciation. The useful lives of internal computers is eight years. The useful live of furniture and fixtures is eight years. Depreciation based upon the estimated useful lives of the assets is calculated as follows.

                     Office Equipment        - 30%  declining balance  method
                     Computer equipment      - 30%  declining balance  method

     Cash and Cash Equivalents

          Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less. The Company periodically maintains cash balances in financial institutions in excess of insured limits.

     Concentrations of Credit Risk

          The company has no significant off-balance sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign currency hedging arrangements. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of accounts receivable. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. During the fiscal year ended September 30, 2000 , one customer accounted for 13% of the Company's revenue and 49% of the accounts receivable at year end and another customer accounted for 14% of the Company's Revenue accounted for 9% of the accounts receivable at year end. During fiscal year ended September 30, 1999, one customer accounted for 17% of the Company's revenue and 16% of the accounts receivable at year end and another customer accounted for 11% of the Company's revenue and 11% of the accounts receivable at year end,

     Foreign Currency Transactions

          Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date.

MIAD SYSTEMS LTD.

NOTES TO THE  FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2000 and 1999
(All Amounts Expressed in Canadian Dollars)


2. Significant Accounting Policies Continued
--------------------------------------------------------------------------------

     Fair Value of financial instruments

          Cash, receivables, and accounts payable and accrued charges are reflected in the financial statements at fair value due to the short term maturity of those instruments. The fair values of the company's loans payable are the same as the recorded amounts because rates and terms approximate current market conditions.

     Inventories

          Inventories are valued at the lower of cost or net realizable value, with cost being determined on an average cost basis. As at September 30, 1999 and 2000, inventory by major classification was as follows:

                                                        2000              1999

          Finished goods                             $ 14,103          $ 13,879

          Component parts                             182,650           138,829
                                                     --------          --------

                                                     $196,753          $152,708
                                                     ========          ========

     Net Loss per Common Share

          Basic net loss per share is computed by dividing net loss available to the common shareholders by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed by giving effect to all dilutive securities convertible into common shares.

     Revenue Recognition

          Revenues from the sales of products are recognized upon shipment and when all significant contractual obligation have been satisfied and collection is reasonably assured. The company ships products FOB our warehouse and uses common carriers to deliver the goods. Provision is made for an estimate of product returns and doubtful accounts and is based on historical experience.

          Revenue from the sales of software is recognized at the date of shipment to customers. The company ships software products FOB our warehouse and uses common carriers to deliver the goods.

          Revenue from network installations are recognized after the completion of the installation.

     Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires the Company's management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years presented. Actual results could differ from those estimates.

                               MIAD SYSTEMS LTD.

                       NOTES TO THE FINANCIAL STATEMENTS
                    YEARS ENDED SEPTEMBER 30, 2000 and 1999
                  (All Amounts Expressed in Canadian Dollars)


3. Capital assets
--------------------------------------------------------------------------------

                                              Accumulated      Net         Net
                                      Cost    Depreciation    2000        1999
                                     -------  ------------   -------     -------
       Office equipment              $50,519     $30,785     $19,734     $19,995
       Furniture and fixtures         26,301      17,478       8,823       9,499
                                     -------     -------     -------     -------

        TOTAL                        $76,820     $48,263     $28,557     $29,494
                                     =======     =======     =======     =======

          During the year ended September 30, 2000, the Company charged depreciation of $10,244 and during the year ended September 30, 1999 charged depreciation of $7,263.


4. Loans Payable 2000 1999
--------------------------------------------------------------------------------

    (i)  Metcan Information Technologies Inc.               $ 56,491    $101,000
         Repayments monthly of $6,664 blended principal and interest at 15% per annum
         Matures July 31, 2001

    (ii) 636090 Ontario Limited                                   --      43,014
         Repayments of $5,000 blended principal
         and interest at 15% per annum
         Matures June 30, 2000
                                                            --------------------
Total Debt                                                    56,491     144,014

Less: Current Portion                                         56,491      79,014
                                                            --------------------

Long term Debt                                              $     --    $ 65,000
                                                            ====================

     The above loans are secured by a General Security Agreement covering accounts receivable and inventory.


5. Accounts payable
--------------------------------------------------------------------------------
     During 2000, the Company signed General Security Agreements with two of its suppliers granting security over all of the assets of the company ranking after Metcan Information Technologies Inc.'s General Security Agreement and after any banking security. One supplier is owed $794,510 and the second supplier is owed $173,498. The company purchases the majority of its products from these two suppliers. The president of the company has personally guaranteed all debts owing to one of the suppliers.

                                MIAD SYSTEMS LTD.

                       NOTES TO THE FINANCIAL STATEMENTS
                    YEARS ENDED SEPTEMBER 30, 2000 and 1999
                  (All Amounts Expressed in Canadian Dollars)


6. Capital Stock
--------------------------------------------------------------------------------

     i) In October 1998, 375,000 shares of common stock were issued for an aggregate consideration of $545Cdn.

     ii) On December 1, 1998 , the company offered, through a private placement, 19,900 units each consisting of 25 shares of common stock and 45 common stock purchase warrants at a price of $5 U.S. per unit. Each warrant entitled the holder to purchase one share of common stock at a price of $1 U.S. per share. These warrants will expire on June 30, 2001. Through the efforts of this offering, 497,500 shares of common stock were issued for cash for an aggregate amount of $99,500 U.S. ($144,640 Cdn.).

     iii) In October 1999, 25,000 common shares were issued for past services with an aggregate consideration of $5,000 U.S. ($7,500 Cdn.) and 85,000 common shares were issued to an officer as incentive to execute an employment agreement with an aggregate consideration of $17,000 U.S. ($25,500 Cdn.)

     iv) During the year, 240,900 common shares were issued on the exercise of 240,900 warrants for the aggregate consideration of $240,900 U.S. ($351,866Cdn.). At September 30, 2000, 654,600 warrants remain outstanding.

     v) The Company is authorized to issue an unlimited number of shares of common stock without par value (which is the common form of incorporation in Canada), of which 3,673,400 shares are issued and outstanding as of September 30, 2000. The holders of common stock are entitled to one vote per share held and have the sole right and power to vote on all matters on which a vote of shareholders is taken. The holders of the common stock do not have any preemptive rights to subscribe for or purchase any shares of any class of stock.

          The company is authorized to issue an unlimited number of first preference shares without par value of which none are issued and outstanding. The shares may be issued in one or more series with the designation, rights, privileges, restrictions and conditions to be fixed by the board by articles of amendment to the certificate of incorporation which must be approved by special resolution of the shareholders.

          The Company has authorized common stock purchase warrants which entitle the holder to purchase one share of restricted common stock at an excercise price of $1.00 U.S. per share at any time prior to October 31, 2001. Until excercised, holders of the warrants have none of the rights of shareholders of the compnay.

7. Tax Losses
--------------------------------------------------------------------------------

     The Company has unrecorded non-capital income tax loss carryforwards that may be used to reduce future tax liabilities. Due to the uncertainty regarding the ultimate utilization of the net operating loss carryforwards, the Company has not recorded any net benefit of the loss carryforwards. These losses will expire in the following years:

                                           2003        $ 92,000
                                           2006        $126,000
                                           2007        $123,000

                               MIAD SYSTEMS LTD.

                       NOTES TO THE FINANCIAL STATEMENTS
                    YEARS ENDED SEPTEMBER 30, 2000 and 1999
                  (All Amounts Expressed in Canadian Dollars)


8. Lease Obligations
--------------------------------------------------------------------------------

     The company is committed under various lease agreements as follows;

     i)   Premises

          The Company's rent expense for the year ended September 30, 2000 was $43,312 and the rent expense for the year ended September 30, 1999 was $39,282. The Company has negotiated an extension to the current lease for a term of one year ending November 2001 at a rent of approximately $44,000

     ii)  Vehicles

          The Company is leasing three vehicles at aggregate annual costs of approximately $36,000. These leases expire at varying dates.


9. Licencing Agreement
--------------------------------------------------------------------------------

     The company entered into a licencing agreement with International Business Machines Corporation (IBM) whereby the company has nonexclusive rights to sell certain licensed products in Canada. The company is required to pay flat annual fee for this right. The company paid $16,500 for fiscal 2000 and $11,250 for fiscal 1999.

10. Comparative Figures
--------------------------------------------------------------------------------

     Certain comparative figures have been reclassified to conform to presentation used for the 2000 financial statements

11. United States GAAP Disclosure Requirements
--------------------------------------------------------------------------------

     (i)  Net Loss Per Common Share

          Under United States GAAP, SFAS No.128, "Earnings Per Share", requires the companies to replace the presentation of primary earnings per share ("EPS") with a presentation of basic EPS. The statements also requires dual presentation of basic and fully diluted EPS for all entities with complex capital structures. For the years ended September 30, 2000 and September 30, 1999, basic and diluted weighted average common shares include only common shares outstanding. The inclusion of stock warrants and the stock option plan would be antidilutive and as a result are not included. The stock warrants, if exercised would have increased common shares outstanding at September 30, 1999 and September 30, 2000 by 935,500 and 654,600 shares, respectively.

     (ii) Revenue Recognition

          The Company recognizes revenue in accordance with the provisions of Statement of Position 97-2, Software Revenue Recognition. Revenue from Software license fees is recognized when there is evidence of an arrangement, the product has been shipped, fees are fixed and determinable and the collection of the related receivable is probable.

          In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition". This SAB provides guidance on the recognition, presentation, and disclosure of revenue in the financial statements and is effective no later than the fourth quarter of fiscal years beginning after December 15, 1999. The SAB No. 101 draws on the existing accounting rules and defines the basic criteria that must be met before we can record revenue. The impact of adopting SAB 101 did not have a significant effect on the results of operations or financial position.

                               MIAD SYSTEMS LTD.

                       NOTES TO THE FINANCIAL STATEMENTS
                    YEARS ENDED SEPTEMBER 30, 2000 and 1999
                  (All Amounts Expressed in Canadian Dollars)

     (iii) Freight Costs

          Freight costs incurred for delivering goods to customers are included in cost of goods sold and amounted to $51,151 and $ 22,751 in 2000 and 1999, respectively. The Company generated $21,014 and $ 21,750 of freight revenues recharged to customers in 2000 and 1999, respectively, and these amounts are included in sales.

     (iv) Statement of Comprehensive Income

          In Accordance with SFAS No. 130, "Reporting Comprehensive Income", the Company is required to report its comprehensive income. Other comprehensive income refers to revenue, expenses, and gains and losses that under generally accepted accounting principles are included in comprehensive income but are excluded from net income, as these amounts are recorded directly as an adjustment to stockholders' equity. A statement of comprehensive income is not presented since the Company has no items of the comprehensive income. Comprehensive income is the same as net income for the years presented herein.

     (v)  Equity Based Compensation

          The company stock option plan authorizes the granting of stock options to employees. Under the plan, the exercise price of the option equals the market price of the the Company's stock on the grant date. The option vests equally over four years with a maximum term of ten years.

          The Company currently accounts for its equity based compensation using the accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Since the Company is not required to adopt the fair value based recognition provisions prescribed under SFAS No.123, accounting for stock based compensation, it has elected only to comply with disclosure requirements in SFAS No.123, which include disclosing pro forma net income as if the fair value based method of accounting had been applied. Fair value of the options was determined using an option-pricing model which considers the exercise price and expected life of the option as of the grant date, expected dividends on the units, volatility and the risk-free interest rate for the expected term of the option. No compensation was recognized under the Stock Option Plan during the period June 1, 1999 (inception) to September 30, 2000. Had compensation cost for the Company's Stock Option Plan been determined based on the fair value at the grant date consistent with the method of FASB statement 123, $4,977 of compensation expense would have been recognized. This resulted in no material impact on earnings per share.

          The following table summarizes the stock option plan activity:

                                                 Stock Options    Exercise Price
                                                 -------------    --------------

               Granted                             160,000             0.20

               Exercised                              --                 --

               Cancelled                              --                 --
                                                   ------------------------
               Balance, September 30, 2000         160,000             0.20
                                                   ========================
               Exercisable, September 30, 2000      40,000              --

                               MIAD SYSTEMS LTD.

                       NOTES TO THE FINANCIAL STATEMENTS
                    YEARS ENDED SEPTEMBER 30, 2000 and 1999
                  (All Amounts Expressed in Canadian Dollars)

     vi)  Income taxes

          The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carryforwards , and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

          A summary of the provision for income taxes for the year ended September 30, 2000 is as follows:

               Currently Payable                                   $       --
               Deferred benefit                                       136,400
               Valuation allowance                                   (136,400)
                                                                   ----------
               Provision for income taxes                          $       --
                                                                   ==========

          Deferred tax assets (liabilities) at September 30, 2000 are as follows:

               Available Non-capital losses                           $87,200
               Expenses not currently deductible for taxes             49,200
               Less: Valuation allowance                             (136,400)
                                                                   ----------
               Net deferred tax assets                             $       --
                                                                   ==========

          The Company has used an estimated federal tax rate of 26% and an estimated provincial tax rate of 14% for all deferred tax computations. The Company has recorded a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets that may not be realized. The Company has available non-capital losses as of September 30, 2000 of approximately $341,000. The non-capital losses will expire beginning in 2003.

     (vii)Litigation

          From time to time the Company is exposed to claims and legal actions in the normal course of business, some of which are initiated by the Company. Management believes that the settlement or resolution of such actions, if any, will not have a material effect on the financial position or results of operations of the Company.

     (viii)Recent Accounting Pronouncements

          In June 1998, FASB issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB 133" establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position, and measure those instruments at fair value. Changes in the far value of those derivatives will be reported in earnings or other comprehensive income depending on the use of the derivative and whether the derivative qualifies for hedge accounting. SFAS NO. 133 and SFAS No.138 are effective for all fiscal years beginning after June 30, 2000. The Company will adopt SFAS No. 133, as amended by SFAS No.138, on October 1, 2000. The company does not expect this adoption to have any impact on reported earnings, comprehensive income, or financial position as the company has identified no embedded derivative instruments requiring separate accounting treatment or engage in hedging activities

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To the Directors of
Miad Systems Ltd.



We have reviewed the accompanying balance sheets of Miad Systems Ltd. (The "Company") as at March 31, 2001 and the related statements of operations and cash flows for the three month and six month periods then ended. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for then to be in conformity with generally accepted accounting principles.


                                       /s/ Brodeur Dennis Chartered Accountants
                                       Brodeur Dennis Chartered Accountants


Richmond Hill, Ontario
June 12, 2001

                               MIAD SYSTEMS LTD.

                                 BALANCE SHEETS
                  (All Amounts Expressed in Canadian Dollars)
                                  (UNAUDITED)

                                                                                      March 31,         September 30,
                                 ASSETS                                                  2001                 2000
                                 ------                                              -----------          -----------
Current assets:
     Cash and cash equivalents                                                       $   174,574          $   259,977
     Accounts receivable, net                                                          1,035,313            1,579,327
     Inventories                                                                         156,004              196,753
     Prepaid expenses                                                                     34,665               27,695
                                                                                     -----------          -----------
          Total current assets                                                         1,400,556            2,063,752

Capital assets                                                                            24,937               28,557
                                                                                     -----------          -----------
TOTAL                                                                                $ 1,425,493          $ 2,092,309
                                                                                     ===========          ===========

                                  LIABILITIES
                                  -----------

Current liabilities:
     Accounts payable and accrued charges                                            $ 1,199,613          $ 1,882,490
     Current portion of loans payable                                                     19,515               56,491
                                                                                     -----------          -----------

          Total current liabilities                                                    1,219,128            1,938,981

                                                                                     -----------          -----------
          Total liabilities                                                            1,219,128            1,938,981
                                                                                     -----------          -----------

                         SHAREHOLDERS' EQUITY (DEFICIT)
                         ------------------------------

Capital stock

     First Preference shares without par value , authorized - unlimited;
          issued and outstanding - Nil
     Common shares without par value, authorized - unlimited; issued and outstanding 3,673,400 at March 31, 2001; 3,673,400 at September
          31, 2000                                                                       532,501              532,501

Deficit                                                                                 (326,136)            (379,173)
                                                                                     -----------          -----------

          Total stockholders' equity (deficit)                                           206,365              153,328
                                                                                     -----------          -----------

          TOTAL                                                                      $ 1,425,493          $ 2,092,309
                                                                                     ===========          ===========


See notes to financial statements

                               MIAD SYSTEMS LTD.

                            STATEMENTS OF OPERATIONS
                  (All Amounts Expressed in Canadian Dollars)
                                  (UNAUDITED)

                                                          Three months ended                   Six months ended
                                                               March 31,                          March  31,
                                                        2001              2000              2001              2000
                                                    -----------       -----------        -----------       -----------
Sales, net                                          $ 2,821,722       $ 1,312,586        $ 4,946,812       $ 2,459,902

Cost of sales, net                                    2,389,622         1,093,070          4,158,819         2,023,677
                                                    -----------       -----------        -----------       -----------

Gross margin                                            432,100           219,516            787,993           436,225
                                                    -----------       -----------        -----------       -----------

Operating expenses
     Advertising                                          1,367             1,391              1,722             3,570
     Bank charges                                           448               722                877               722
     Depreciation                                         2,142             1,534              4,284             4,034
     Insurance                                           12,303             1,516             17,997             3,914
     Interest on loans payable                            4,177             5,906              7,214            10,406
     Office and general                                   9,288             4,872             24,475             9,500
     Professional fees                                    3,043             6,000              4,882             7,400
     Rent                                                13,159            10,318             23,886            20,414
     Salesmen's expenses                                 39,708            21,402             77,831            50,451
     Telephone                                            6,854             4,503             14,020             9,750
     Utilities                                            1,472             1,757              3,021             2,996
     Wages and benefits                                 311,709           181,967            554,747           341,728
                                                    -----------       -----------        -----------       -----------

Total operating expenses                                405,670           241,888            734,956           464,885
                                                    -----------       -----------        -----------       -----------

Income (loss) before income taxes                        26,430           (22,372)            53,037           (28,660)

Provision for income taxes                                   --                --                 --                --

Net income (loss)                                   $    26,430       $   (22,372)       $    53,037       $   (28,660)
                                                    ===========       ===========        ===========       ===========
Net income (loss) per common share
     Basic                                          $      0.01       $     (0.01)       $      0.01       $     (0.01)
     Fully diluted                                  $      0.01       $     (0.01)       $      0.01       $     (0.01)

Weighted average common shares outstanding:
     Basic                                            3,673,400         3,478,195          3,673,400         3,478,195
     Fully diluted                                    4,013,675         3,478,195          4,013,675         3,478,195


See notes to financial statements

                               MIAD SYSTEMS LTD.

                            STATEMENTS OF CASH FLOWS
                  (All Amounts Expressed in Canadian Dollars)
                                  (UNAUDITED)

                                                                                 Six months ended
                                                                                      March 31,
                                                                            2001                     2000
                                                                          ---------                ---------
Cash flows from operating activities
     Net loss                                                             $  53,037                $ (28,660)
     Adjustments to reconcile net loss to net cash
       used in operating activities
          Depreciation                                                        4,284                    4,034
          Common shares issued for services                                      --                   33,000
          Changes in certain  assets and liabilities
               Accounts receivable                                          544,014                 (448,770)
               Inventories                                                   40,749                   21,015
               Prepaid expenses                                              (6,970)                  (3,875)
               Accounts payable and accrued charges                        (682,877)                 304,102
                                                                          ---------                ---------

Net cash used in operating activities                                       (47,763)                (119,154)
                                                                          ---------                ---------
Cash flows from investing activities
     Purchases of property and equipment                                       (665)                  (9,748)
                                                                          ---------                ---------

Net cash used in investing activities                                          (665)                  (9,748)

Cash flows from financing activities
     Repayments on loans payable                                            (36,975)                 (37,585)
     Net proceeds from private placement                                         --                  199,347
                                                                          ---------                ---------

Net cash provided by financing activities                                   (36,975)                 161,762
                                                                          ---------                ---------

Net increase in cash and cash equivalents                                   (85,403)                  32,860

Cash and cash equivalents at  beginning of period                           259,977                   24,466
                                                                          ---------                ---------
Cash and cash equivalents at end of period                                $ 174,574                $  57,326
                                                                          =========                =========
Supplemental disclosure of cash flow information

     Interest paid in cash during the period                              $   7,214                $  10,406
                                                                          =========                =========

     Income taxes paid in cash during the period                          $      --                $      --
                                                                          =========                =========


See notes to financial statements

                               MIAD SYSTEMS LTD.

                       NOTES TO THE FINANCIAL STATEMENTS
            FOR THE SIX MONTH PERIODS ENDED MARCH 31, 2001 and 2000
                  (All Amounts Expressed in Canadian Dollars)
                                  (UNAUDITED)

1.   Basis of Presentation
--------------------------------------------------------------------------------

     The accompanying financial statements of MIAD Systems Ltd. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and other applicable regulations of the Securities and Exchange Commission (SEC). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The financial statements as of and for the period ended March 31, 2001 and 2000 are unaudited. The financial statements for the period ended March 31, 2001 and March 31, 2000 have been reviewed by an independent public accountant pursuant to Item 310(b) of Regulation S-B and following applicable standards for conducting such reviews, and the report of the accountant is included as part of this filing. The results of operations for the interim periods are not necessarily indicative of the results of operation for the fiscal year. These financial statements should be read in conjunction with the audited financial statements and footnotes for its fiscal year ended September 30, 2000 included in the Company's filings on Form 10-SB applicable regulations of the Securities and Exchange Commission
     (SEC).

2.   Significant Accounting Policies
--------------------------------------------------------------------------------

     Description of Business

     MIAD Systems Ltd. (the "Company") was incorporated in 1993 under the laws of the Province of Ontario and is primarily engaged in computer manufacturing, distribution and integration, network design, implementation and support.

     Capital Assets and Depreciation

          Capital assets are recorded at cost less accumulated depreciation. The useful lives of internal computers is eight years. The useful live of furniture and fixtures is eight years. Depreciation based upon the estimated useful lives of the assets is calculated as follows.

                     Office Equipment        - 30%  declining balance  method
                     Computer equipment      - 30%  declining balance  method

     Cash and Cash Equivalents

          Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less. The Company periodically maintains cash balances in financial institutions in excess of insured limits.

     Concentrations of Credit Risk

          The company has no significant off-balance sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign currency hedging arrangements. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of accounts receivable. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales.

     Foreign Currency Transactions

          Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. MIAD SYSTEMS LTD.

                       NOTES TO THE FINANCIAL STATEMENTS
            FOR THE SIX MONTH PERIODS ENDED MARCH 31, 2001 and 2000
                  (All Amounts Expressed in Canadian Dollars)
                                  (UNAUDITED)


2.   Significant Accounting Policies Continued
--------------------------------------------------------------------------------

     Fair Value of financial instruments

          Cash, receivables, and accounts payable and accrued charges are reflected in the financial statements at fair value due to the short term maturity of those instruments. The fair values of the company's loans payable are the same as the recorded amounts because rates and terms approximate current market conditions.

     Inventories

          Inventories are valued at the lower of cost or net realizable value, with cost being determined on an average cost basis. As at March 31, 2001 and 2000, inventory by major classification was as follows:

                                                   March 31,      September 30,
                                                     2001             2000
                                                   --------         --------
          Finished goods                           $ 10,050         $ 14,103
          Component parts                           145,954          182,650
                                                   --------         --------
                                                   $156,004         $196,753
                                                   ========         ========

     Net Income (Loss) per Common Share

          Basic net income (loss) per share is computed by dividing net income
          (loss) available to the common shareholders by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed by giving effect to all dilutive securities convertible into common shares.

     Revenue Recognition

          Revenues from the sales of products are recognized upon shipment and when all significant contractual obligation have been satisfied and collection is reasonably assured. The company ships products FOB our warehouse and uses common carriers to deliver the goods. Provision is made for an estimate of product returns and doubtful accounts and is based on historical experience. Revenue from the sales of software is recognized at the date of shipment to customers. The company ships software products FOB our warehouse and uses common carriers to deliver the goods. Revenue from network installations are recognized after the completion of the installation.

     Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years presented. Actual results could differ from those estimates. MIAD SYSTEMS LTD.

                       NOTES TO THE FINANCIAL STATEMENTS
            FOR THE SIX MONTH PERIODS ENDED MARCH 31, 2001 and 2000 (All Amounts Expressed in Canadian Dollars) (UNAUDITED)


3.   Income Taxes
--------------------------------------------------------------------------------

     Any income taxes generated by net income for the period is offset by non-capital losses carried forward. Any deferred asset generated by the net loss for the period is offset in its entirety by a valuation allowance.

                                INDEX TO EXHIBITS

         3.0      Articles of Incorporation of MIAD Systems Ltd.
         3.1      Articles of Amendment of Articles of Incorporation
         3.2      Bylaws
         4.0      Warrant Certificate
         10.0     Office Lease dated November 14, 1996
         10.1     Lease Renewal Agreement dated September 8, 2000
         10.2     Employment Agreement for Michael Green dated October 1, 1999
         10.3     Renewal Employment Agreement for Michael Green dated October
                  1, 2000
         10.4     Employment Agreement for Joseph Misetich
         10.5     Stock Option Plan
         10.6     Security Agreement with Merisel Canada, Inc.
         10.7     Security Agreement with Ingram Micro Canada, Inc.